As filed with the Securities and Exchange Commission on February
23, 1996

File No. 70-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of company filing this statement
and address of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

Cheryl M. Foley
Vice President, General Counsel
     and Corporate Secretary
Cinergy Corp.
(address above)

Item 1.   Description of Proposed Transactions

     A.   Requested Authorizations

On January 25, 1996, the Board of Directors (the "Board") of Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), adopted a new employee incentive compensation plan, the Cinergy Corp. 1996 Long-Term Incentive Compensation Plan (the "Plan"), subject to approval by Cinergy's shareholders. Cinergy hereby requests authorization (1) to solicit proxies with respect to the Plan from the holders of its outstanding common stock, $0.01 par value per share ("Common Stock"), for action at the annual meeting of Cinergy's shareholders (the "Annual Meeting"), scheduled to take place on April 26, 1996; and (2) to issue securities under the Plan, including up to 7 million shares of Common Stock from time to time through December 31, 2000.

     B.   Annual Meeting of Shareholders

Cinergy intends to submit the Plan to the holders of its outstanding Common Stock for consideration and action at the Annual Meeting. Assuming the presence of a quorum, approval of the Plan requires the affirmative vote of the holders of not less than a majority of the shares of Common Stock (each, a "Common Share") present at the Annual Meeting in person or by proxy and entitled to vote on the Plan. Cinergy has engaged Corporate Investor Communications, Inc., a professional proxy solicitation firm ("CIC"), to assist in the solicitation of proxies. The proxy materials to be mailed to Cinergy's shareholders in connection with the Annual Meeting are included herewith as Exhibits B-2 through B-4.

As noted, the Annual Meeting is scheduled for April 26, 1996. Cinergy intends to mail the related proxy materials to shareholders on or about March 15, 1996. Accordingly, in order to accommodate this schedule and to permit sufficient time for advance preparation (printing of proxy materials, etc.), Cinergy requests that the Commission issue an order by not later than March 8, 1996 permitting Cinergy to solicit proxies with respect to the Plan.

     C.   1996 Long-Term Incentive Compensation Plan

     1.   Introduction

Cinergy believes that the Plan is in the best interests of the company and its shareholders because the Plan will enable Cinergy to provide a wide variety of long-term stock-based and cash incentives to officers and other key employees of Cinergy and its direct and indirect subsidiaries (the "Cinergy system"), the ultimate effect of which should be to enhance the financial success of the Cinergy system and increase shareholder value by assisting Cinergy in attracting and retaining highly qualified officers and other key employees. If approved by Cinergy's shareholders, the Plan will afford Cinergy greater flexibility in designing long-term compensation incentives than under any existing Cinergy stock-based employee benefit plan./1/ To that end, the Plan contemplates the granting to certain key employees of stock options, stock appreciation rights, restricted stock, cash awards, performance shares, performance awards, dividend equivalents, and other stock-based awards. More generally, the Plan encompasses performance-based compensation, placing a greater portion of total pay for officers and key employees at risk. With respect to the various stock-based incentives under the Plan, Cinergy believes that ownership of its stock by officers and other key employees will assist in the attraction, retention and motivation of highly qualified employees and will provide them with additional incentives toward pursuing and sustaining Cinergy's growth and profitability. The Plan is thus intended to coalesce the interests of Cinergy's shareholders and management with a view to enhancing Cinergy's value.
A copy of the Plan is included as Exhibit B-4 and a detailed summary thereof is included in Exhibit B-2.

     2.   Types of Plan Stock Awards

The Plan contemplates the grant from time to time to selected eligible employees of stock-related awards of six general types:
(1) options to purchase Common Shares ("Options")/2/; (2) rights to receive, upon exercise, the appreciation in fair market value of Common Shares ("Stock Appreciation Rights" or "SARs")/3/; (3) outright grants of Common Shares, subject to transfer restrictions and risk of forfeiture for a specified restriction period ("Restricted Stock") and which may, but need not, be conditioned upon the attainment of specified Performance Measures (defined below); (4) rights to receive (a) Common Shares, or in lieu of all or any portion of those shares, their fair market value ("Performance Shares") or (b) a specified dollar amount or, in lieu of all or any portion of that amount, Common Shares having the same fair market value ("Performance Awards"), both conditional upon the attainment during a specified performance period of specified Performance Measures; (5) rights to receive Common Stock or cash or other property equal in value to dividends paid with respect to a specified number of Common Shares, and which may, but need not, be conditioned upon the attainment of specified Performance Measures ("Dividend Equivalents"); and (6) other stock-based awards which are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares ("Other Stock-Based Awards").

     3.   Shares Available for Awards

Shares used for awards under the Plan may be authorized but unissued Common Shares or Common Shares purchased on the open market, in private transactions or otherwise. The maximum number of Common Shares that may be (i) issued or transferred upon the exercise of Options or SARs, (ii) awarded as Restricted Stock and released from substantial risk of forfeiture, (iii) issued or transferred as Dividend Equivalents, and (iv) issued or transferred in payment of Performance Shares, Performance Awards or Other Stock-Based Awards which have been earned, shall not exceed 7 million shares through year-end 2000. A copy of the registration statement to be filed under the Securities Act of 1933 relating to the Common Shares issuable under the Plan will be filed as Exhibit C-1.

     4.   Administration of Plan; Employee Eligibility
The Plan will be administered by the Compensation Committee of the Board ("Committee"), all of whose members will be non-employee members of the Board who are disinterested persons within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934.

The group of employees of Cinergy and its subsidiaries who would be eligible to receive awards under the Plan consists of officers, employees who are employed in a significant executive, supervisory, administrative, operational or professional capacity, and employees who have the potential to contribute to the future success of the Cinergy system. The Committee would have the exclusive authority to determine, in its sole discretion, those eligible employees to whom awards would be granted at any time, as well as the type, size and other terms and conditions of each granted award, subject only to the parameters in the Plan. In that regard, no employee shall be granted Options for more than 500,000 Common Shares or SARs during any calendar year. In addition, no employee shall receive awards of Restricted Stock, Dividend Equivalents, Performance Shares, Performance Awards and Other Stock-Based Awards having an aggregate value as of their respective dates of grant in excess of $3 million in any calendar year. The Committee may make grants to employees under any or a combination of all of the various categories of awards that are authorized under the Plan.

     5.   Performance Measures

"Performance Measures" are criteria and objectives determined by the Committee which (1) in the case of Performance Shares, Performance Awards or Dividend Equivalents, the attainment of which during the applicable performance period would be a precondition to settlement of the award, and (2) in the case of Restricted Stock, the failure to obtain which would cause forfeiture of the award and/or which if met during the otherwise applicable restriction period would cause an early termination of the restriction period. Performance Measures applicable to any award to an employee who is, or is determined by the Committee as likely to become, a "covered employee" within the meaning of Code
Section 162(m) will be established in writing within the period prescribed by that section and shall be limited to criteria and objectives related to (1) Cinergy's or one of its subsidiary's performance, efficiency or profitability, including stock price, total shareholder return, market share, sales, earnings per share, costs, net operating income, cash flow, fuel cost per million BTU, costs per kilowatt hour, retained earnings or return on equity; and/or (2) a covered employee's performance, which criteria shall be based on objective or, with respect to separate awards under the Plan, subjective performance criteria pertaining to a covered employee's individual effort as to enhancement of either individual performance or achievement or attainment of the performance, efficiency or profitability of Cinergy and its subsidiaries. In addition, the Committee may impose any other subjective or objective criteria it may approve from time to time for the purpose of reducing the amount otherwise payable upon settlement of Dividend Equivalents, Performance Shares or Performance Awards or for the purpose of increasing the number of shares of Restricted Stock that would otherwise be forfeited during the applicable restriction period. Except in the case of such a covered employee, if the Committee determines that a change in the business, operations, corporate or capital structure of Cinergy or any of its subsidiaries, or the manner in which it conducts its business, or other events or circumstances render the Performance Measures unsuitable, the Committee may modify such Performance Measures in whole or in part as the Committee deems appropriate and equitable.

     6.   Options

Under the Plan, the Committee may grant Options that entitle the optionee to purchase Common Shares at a price equal to the fair market value on the date of grant - i.e., the average of the high and low sales prices of a Common Share on the date of grant (or on the preceding trading day if that date was not a trading date) as reported by the "NYSE-Composite Transactions" in The Wall Street Journal. Any Options granted must be evidenced by a written agreement. The option price is payable at the time of exercise (1) in cash or cash equivalents, (2) by the transfer to Cinergy of nonforfeitable, unrestricted Common Shares already owned by the optionee, or (3) with any other legal consideration the Committee may deem appropriate.

Payment of the exercise price of any Nonqualified Stock Option may also be made in whole or in part in the form of shares of Restricted Stock or other Common Shares that are subject to risk of forfeiture or restriction on transfer. When paid with such consideration, unless otherwise determined by the Committee on or after the date of the grant, Common Shares received by the optionee upon the exercise of the NSO are subject to the same risks of forfeiture or restrictions on transfer applied to the consideration surrendered by the optionee. However, such risks of forfeiture and restrictions on transfer shall apply only to the same number of Common Shares surrendered by the optionee.
The Committee has the authority to specify at the time the Options are granted that Common Shares will not be accepted in payment of the option price until they have been owned by the optionee for a specified period; however, the Plan does not require any such holding period and would permit immediate sequential exchanges of Common Shares at the time of exercise of the Options.

No Option may be exercised more than ten years from the date of grant. Successive grants may be made to the same optionee regardless of whether Options previously granted to him or her remain unexercised.

     7.   Stock Appreciation Rights

Any SARs granted under the Plan must be evidenced by a written agreement. In the case of Freestanding SARs, the written agreement would specify the number of SARs granted, the term of the SARs (which may not exceed ten years from the date of grant), and the time or times at which the SARs will first become exercisable. In the case of Tandem SARs, the written agreement would specify the Option and the number of shares to which the SAR relates and the term of the SAR (which may not exceed that of the related Option). Freestanding SARs may (but need not) be made immediately exercisable. A Tandem SAR generally will be exercisable during its term only when and to the extent the related Option is exercisable. During the lifetime of the grantee of either type of SAR, the SAR would be exercisable only by the grantee or the grantee's legal representative.
For each Freestanding SAR subsequently exercised, the holder would become entitled to receive the excess of fair market value of a Common Share on the date of exercise over its value on the date the SAR was granted. Exercise of a Tandem SAR would entitle the holder to receive the excess of the aggregate fair market value on the exercise date of the number of optioned Common Shares with respect to which the SAR is being exercised over their aggregate fair market value on the date the related Option was granted. Exercise of a Tandem SAR would have the effect of reducing the number of shares covered by the related Option by the number with respect to which the SAR is exercised, and exercise of the related Option would have the equivalent effect upon a Tandem SAR. Exercised SARs may be settled in cash or whole Common Shares (valued at the date of exercise), unless the applicable SAR agreement further limits the form of settlement. If the form of settlement is not specified in the SAR agreement, the holder, at the time of exercise, may request the form he or she wishes to receive, but the Committee will have the ultimate authority, in its discretion, to approve or disapprove any such request. In the absence of such a request, the Committee also would determine the form of settlement.

     8.   Restricted Stock

A grant of Restricted Stock involves the immediate transfer by Cinergy to an employee of ownership of a specific number of Common Shares subject to a risk of forfeiture for a specified restriction period and which may further be conditioned upon the attainment of specified Performance Measures. During the applicable restriction period, the awardee of Restricted Stock would have all the voting, dividend and other rights of a record holder of a Common Share, except that the shares would be nontransferable and any noncash dividends or other distributions paid upon the shares would be held by Cinergy and would be subject to transfer restrictions and risk of forfeiture to the same extent as the shares themselves. Upon the expiration of the applicable restriction period and (if applicable) the attainment of the relevant Performance Measures, full legal title to the Common Shares covered by the grant of Restricted Stock will thereupon vest in the employee without additional consideration or in consideration of a payment by the employee equal to or less than the Common Shares' fair market value.
Restricted Stock must be subject to a "substantial risk of forfeiture" within the meaning of Code Section 83 for a period of time to be determined by the Committee. An example would be a provision that the Restricted Stock would be forfeited if the employee ceased to serve Cinergy as an officer or other key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Stock will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue.

     9.   Performance Shares and Performance Awards

Any grant of a Performance Share or a Performance Award will be evidenced by a written agreement. An employee will be given one or more Performance Measures to meet within a specified performance period. If by the end of the performance period the employee has achieved the specified Performance Measures, the employee will be deemed to have fully earned the Performance Shares or Performance Awards. To the extent earned, the Performance Shares or Performance Awards will be paid to the employee at the time and in the manner determined by the Committee in cash and/or Common Shares.

     10.  Dividend Equivalents

Any award of Dividend Equivalents will be evidenced by a written agreement. The agreement shall set forth the circumstances (including any applicable Performance Measures) under which, and specify the number if any of, Common Shares or the amount of cash that shall then become payable to the awardee. The Committee shall determine the timing of the award.

     11.  Other Stock-Based Awards

The Committee may grant Other Stock-Based Awards (awards other than Dividend Equivalents, Options, Performance Shares, Performance Awards, Restricted Stock or SARs). Other Stock-Based Awards shall be evidenced by a written agreement or by other methods determined by the Committee. The agreement shall set forth the circumstances (including any applicable Performance Measures) under which, and specify the number of Common Shares if any or the amount of cash that shall then become payable to the awardee. The Committee shall determine the timing of the award.

     12.  Duration, Amendment and Termination

The Plan is intended to be of indefinite duration. However, the provisions of the Code currently applicable to ISOs would not permit the grant of ISOs under the Plan after the tenth anniversary of its effective date.

At any time by action of the Board, Cinergy may amend or terminate the Plan in whole or in part, except that certain provisions thereof relating to the effects of a "change in control" of Cinergy may not be amended for three years following a change in control. In addition, without the approval of Cinergy's shareholders, no such action may (1) increase the maximum number of Common Shares that may be issued in respect of awards under the Plan, (2) change the class of employees eligible to participate in the Plan, or (3) cause the Plan to no longer comply with Rule 16b-3 under the Securities Exchange Act of 1934.

     D.   Statement Pursuant to Rule 54.

Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist. The following discussion assumes the Cinergy system's existence for the dates and periods in question.

Rule 53(a)(1): At September 30, 1995, Cinergy had invested, directly or indirectly, an aggregate of approximately $20 million in EWGs and FUCOs (inclusive of indirect investments through Special Purpose Subsidiaries), located principally in Argentina. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1995 is $908 million. Accordingly, based on Cinergy's "consolidated retained earnings" at September 30, 1995, the current Rule 53 aggregate investment limitation is approximately $434 million (i.e., 50% of "consolidated retained earnings" - $454 million - minus "aggregate investment" at September 30, 1995 - $20 million).
Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs. Based on current staffing levels of Cinergy's domestic operating utility subsidiaries (such companies currently employ, in the aggregate, approximately 6100 salaried and hourly employees), no more than 122 of the employees of these companies, in the aggregate, on a full-time equivalent basis, will be utilized at any one time in rendering services, directly or indirectly, to EWGs and FUCOs. Employees of PSI Energy, Inc., an Indiana utility subsidiary of Cinergy, have rendered services to certain EWGs and FUCOs in Argentina pursuant to the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35
(Nov. 13, 1992).

Rule 53(a)(4): Cinergy will simultaneously submit a copy of this Declaration and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.
Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1995 are $908 million , versus $937 million for the four quarters ended September 30, 1994, a difference of approximately $29 million (representing a decrease of 3%).

Rule 53(b)(3):  For the twelve months ended September 30, 1995,
Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.   Fees, Commissions and Expenses.

The fees, commissions and expenses to be incurred, directly or indirectly, by Cinergy or any associate company thereof in connection with the proposed transactions are estimated as follows:

     U-1 filing fee                          $    2,000
     Form S-8 registration fee                    75,000
     Printing                                     85,000
     Postage and handling                         240,000
     Fees and expenses of CIC                     10,000
     Fees of Cinergy Services, Inc.               50,000
     TOTAL                                   $    462,000

Item 3.   Applicable Statutory Provisions.

Sections 6(a), 7 and 12(e) and Rules 54, 62 and 65 are or may be applicable to the proposed transactions. Acquisitions by Cinergy of issued and outstanding Common Shares in open-market transactions would be exempt under Rule 42.

Item 4.   Regulatory Approval.

No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure.

In order to afford Cinergy adequate time for the solicitation of proxies in advance of the Annual Meeting to be held on or about April 26, 1996, Cinergy requests that the Commission issue and publish not later than March 8, 1996 an order under Rule 62(d) permitting the solicitation of proxies proposed herein, together with the requisite notice under Rule 23 with respect to the filing of this Declaration. Cinergy further requests that such notice and order specify a date not later than April 4, 1996 as the date after which the Commission may issue an order permitting this Declaration to become effective with respect to the balance of the transactions proposed herein.

Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

     A-1 Certificate of Incorporation of Cinergy (Exhibit to Cinergy's 1993 Form 10-K, filed August 18, 1994, in File No. 1-11377 and hereby incorporated by reference).
     A-2  By-laws of Cinergy as amended January 25, 1996.
     B-1  Draft of notice of Annual Meeting
     B-2  Draft of proxy statement.
     B-3  Draft of form of proxy for Annual Meeting.
     B-4  1996 Cinergy Long-Term Incentive Compensation Plan.
     C-1 Cinergy Registration Statement on Form S-8, relating to the Plan (to be filed by amendment)
     D    Not applicable.
     E    Not applicable.
     F    Preliminary opinion of counsel (to be filed by
amendment).
     G    Suggested form of notice and order permitting
solicitation of proxies.
     (b)  Financial Statements:
     FS-1 Cinergy Consolidated Financial Statements, dated
December 31, 1995.
     FS-2 Cinergy Financial Statements, dated December 31, 1995. FS-3 Cinergy Consolidated Financial Data Schedules (included in electronic submission only).
     FS-4 Cinergy Financial Data Schedules (included in electronic submission only).

Item 7.   Information as to Environmental Effects.

(a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:    February 23, 1996

                              Cinergy Corp.


                              By:  /s/ William L. Sheafer
                              Treasurer

                         ENDNOTES

/1/ The existing Cinergy stock-based employee benefit plans consist of (1) the Cinergy Employee Stock Purchase and Savings Plan, (2) the Cinergy Stock Option Plan ("SOP"), (3) the Cinergy Directors' Deferred Compensation Plan, and (4) the Cinergy Performance Shares Plan ("PSP"). In addition, the 401(k) savings plans of Cinergy's principal operating subsidiaries - PSI Energy, Inc. and The Cincinnati Gas & Electric Company - contain a "company match" feature that involves the issuance of Common Stock. For further information concerning these plans, reference is made to File No. 70-8705 and the Commission's December 1, 1995 order with respect thereto (Rel. No. 35-26422). The Plan is intended to supersede the PSP (as of year-end 1996) and ultimately the SOP, but would not replace any other existing Cinergy stock-based plan.

/2/ Options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and intended to be afforded the federal tax treatment of Code Section 422 options ("Incentive Stock Options" or "ISOs"), as well as other Options ("Nonqualified Stock Options" or "NSOs"), may be awarded under the Plan.

/3/ SARs granted under the Plan may be awarded either in tandem with Options ("Tandem SARs") or on a stand-alone basis
("Freestanding SARs").